Exhibit 99.1

November 14, 2019

Globant Reports 2019 Third Quarter Financial Results

Robust Results, Backed By Strong Demand Environment

Third quarter revenues of $171.3 million, up 27.3% year-over-year

IFRS Diluted EPS of $0.40 for the third quarter

Non-IFRS Diluted EPS of $0.62 for the third quarter

Luxembourg / November 14, 2019 - Globant (NYSE: GLOB), a digitally native technology services company, today announced results for the three and nine months ended September 30, 2019.

Please see highlights below, including certain Non-IFRS measures. Note that reconciliations between Non-IFRS financial measures and IFRS operating results are disclosed at the end of this press release.

Third quarter 2019 highlights

●	Revenue rose to $171.3 million, representing 27.3% year-over-year growth compared to the third quarter of 2018.
●	IFRS Gross Profit margin was 38.7% compared to 39.5% in the third quarter of 2018.
●	Non-IFRS Adjusted Gross Profit Margin was 40.6% compared to 41.2% in the third quarter of 2018.
●	IFRS Profit from Operations Margin was 13.4% compared to 14.1% in the third quarter of 2018.
●	Non-IFRS Adjusted Profit from Operations Margin was 18.1% compared to 17.3% in the third quarter of 2018.
●	IFRS Diluted EPS was $0.40, compared to $0.42 in the third quarter of 2018.
●	Non-IFRS Adjusted Diluted EPS was $0.62, compared to $0.46 in the third quarter of 2018.

Nine months ended September 30, 2019 highlights

●	Revenue rose to $475.0 million, representing 24.3% year-over-year growth compared to the first nine months of 2018.
●	IFRS Gross Profit margin was 38.8% compared to 38.6% in the first nine months of 2018.
●	Non-IFRS Adjusted Gross Profit Margin was 40.6% compared to 40.2% in the first nine months of 2018.
●	IFRS Profit from Operations Margin was 12.8% compared to 12.8% in the first nine months of 2018.
●	Non-IFRS Adjusted Profit from Operations Margin was 17.2% compared to 15.9% in the first nine months of 2018.
●	IFRS Diluted EPS was $1.08, compared to $1.09 in the first nine months of 2018.
●	Non-IFRS Adjusted Diluted EPS was $1.65, compared to $1.24 in the first nine months of 2018.

“Third quarter 2019 was another robust quarter for Globant in terms of revenues and profitability. Our revenues reached a new quarterly record of $171.3 million, representing a solid 27.3% year over year growth.” said Martín Migoya, Globant’s CEO and co-founder.

"Consumer expectations are going faster than technology, continuing to expand the market opportunity. According to a Globant study, 87% of organizations are currently pursuing a digital transformation initiative, but only one third say they are innovative and their digital maturity is cutting edge,” added Martín Migoya. “As a pure play in digital and cognitive transformation, we are ready to help companies reinvent themselves to face these future challenges. By leveraging technologies like AI we can augment the organizations’ capabilities to enhance their business models, internal experiences, and processes."

“I am very pleased with our third quarter financial performance. During this quarter we delivered solid revenue growth while improving our operating and net income margins. Additionally, net additions of Globers continue to be strong, combined with further decrease in attrition levels,” explained Juan Urthiague, Globant’s CFO.

Globant completed the third quarter with 11,283 Globers, 10,462 of whom were technology, design and innovation professionals. The geographic revenue breakdown for the third quarter was as follows: 77.1% from North America (top country: US), 17.0% from Latin America and others (top country: Argentina) and 5.9% from Europe (top country: Spain). In terms of currencies, 86.3% of Globant’s revenues for the third quarter was denominated in US dollars.

During the last twelve months ended September 30, 2019, Globant served 744 customers, 104 of which accounted for more than $1 million of Globant’s revenues. Globant’s top customer, top five customers and top ten customers represented 11.9%, 26.1% and 38.6% of third quarter revenues, respectively.

Cash and bank balances and Investments as of September 30, 2019 amounted to $59.5 million and current assets amounted to $246.4 million, accounting for 38.7% of total assets for the same period. Finally, as of September 30, 2019, 36.8 million common shares were issued and outstanding.

2019 Fourth Quarter and Full Year Outlook

Based on current market conditions, Globant is providing the following estimates for the fourth quarter and the full year of 2019:

●	Fourth quarter 2019 Revenues are estimated to be between $182-$184 million, implying 30.6% year-over-year growth at the midpoint of the range.
●	Fourth quarter 2019 Non-IFRS Adjusted Diluted EPS is estimated to be in the range of $0.58-$0.62 (assuming an average of 38.0 million diluted shares outstanding during the fourth quarter).
●	Fiscal year 2019 Revenues are estimated to be in the range of $657-$659 million, implying 26.0% year-over-year revenue growth at the midpoint of the range.
●	Fiscal year 2019 Non-IFRS Adjusted Diluted EPS is estimated to be in the range of $2.23-$2.27 (assuming an average of 37.7 million diluted shares outstanding during 2019).

Conference Call and Webcast

Martín Migoya and Juan Urthiague will discuss the Q3 2019 results in a conference call today beginning at 4:30pm ET.

Conference call access information is:

US & Canada +1 (888) 346-2877

International +1 (412) 902-4257

Webcast http://investors.globant.com/

Additionally, a replay will be available via the same dial-in number and on our investor relations website after the call.

About Globant (NYSE:GLOB)

We are a digitally native company where innovation, design and engineering meet scale. We use the latest technologies in the digital and cognitive field to empower organizations in every aspect.

We have more than 11,200 employees and we are present in 17 countries working for companies like Google, Southwest Airlines, EA and BBVA, among others.

We were named a Worldwide Leader of Digital Strategy Consulting Services by IDC MarketScape report (2016 and 2017). We were also featured as a business case study at Harvard, MIT, and Stanford. We are a member of the Cybersecurity Tech Accord (2019).

For more information, visit www.globant.com

Non-IFRS Financial Measures

While the financial figures included in this press release have been computed in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to interim periods, this announcement does not contain sufficient information to constitute an interim financial report as defined in International Accounting Standards 34, “Interim Financial Reporting”. The financial information in this press release has not been audited.

Globant provides non-IFRS financial measures in addition to reported IFRS results prepared in accordance with IAS 34 “Interim Financial Reporting”. Management believes these measures help illustrate underlying trends in the company's business and uses the non-IFRS financial measures to establish budgets and operational goals, communicated internally and externally, for managing the company's business and evaluating its performance. The company anticipates that it will continue to report both IFRS and certain non-IFRS financial measures in its financial results, including non-IFRS measures that exclude share-based compensation expense, depreciation and amortization, impairment of assets and acquisition-related charges. Because the company's non-IFRS financial measures are not calculated according to IFRS, these measures are not comparable to IFRS and may not necessarily be comparable to similarly described non-IFRS measures reported by other companies within the company's industry. Consequently, Globant’s non-IFRS financial measures should not be evaluated in isolation or supplant comparable IFRS measures, but, rather, should be considered together with its unaudited interim consolidated statement of financial position as of September 30, 2019 and December 31, 2018 and its unaudited interim consolidated statement of profit or loss and other comprehensive income for the three and nine months ended September 30, 2019 and 2018, prepared in accordance with IAS 34.

Globant is not providing a quantitative reconciliation of forward-looking Non-IFRS Adjusted Diluted EPS to the most directly comparable IFRS measure because it is unable to predict with reasonable certainty the ultimate outcome of certain significant items without unreasonable effort. These items include, but are not limited to, share-based compensation expense, impairment of assets and acquisition-related charges. These items are uncertain, depend on various factors, and could have a material impact on IFRS reported results for the guidance period.

Forward Looking Statements

In addition to historical information, this release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions. These statements include, but are not limited to, statements regarding our future financial and operating performance, including our outlook and guidance, and our strategies, priorities and business plans. Our expectations and beliefs regarding these matters may not materialize, and actual results in future periods are subject to risks and uncertainties that could cause actual results to differ materially from those projected. Factors that could impact our actual results include: our ability to maintain current resource utilization rates and productivity levels; our ability to manage attrition and attract and retain highly-skilled IT professionals; our ability to accurately price our client contracts; our ability to achieve our anticipated growth; our ability to effectively manage our rapid growth; our ability to retain our senior management team and other key employees; our ability to continue to innovate and remain at the forefront of emerging technologies and related market trends; our ability to retain our business relationships and client contracts; our ability to manage the impact of global adverse economic conditions; our ability to manage uncertainty concerning the instability in the current economic, political and social environment in Latin America; and other factors discussed under the heading “Risk Factors” in our most recent Form 20-F filed with the U.S. Securities and Exchange Commission.

Because of these uncertainties, you should not make any investment decisions based on our estimates and forward-looking statements. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this press release whether as a result of new information, future events or otherwise.

Globant S.A.

Consolidated Statement of Profit or Loss and Other Comprehensive Income

(In thousands of U.S. dollars, except per share amounts, unaudited)

	Nine months ended		Three months ended
	September 30, 2019	September 30, 2018	September 30, 2019	September 30, 2018
Revenues	475,019	382,172	171,334	134,568
Cost of revenues	(290,663)	(234,757)	(105,047)	(81,353)
Gross profit	184,356	147,415	66,287	53,215

Selling, general and administrative expenses	(122,283)	(97,647)	(43,091)	(33,767)
Net impairment losses on financial assets	(616)	(894)	459	(460)
Other operating expense, net	(720)	-	(720)	-
Profit from operations	60,737	48,874	22,935	18,988

Finance income	9,397	20,217	6,705	4,199
Finance expense	(18,276)	(24,257)	(10,230)	(5,296)
Finance expense, net	(8,879)	(4,040)	(3,525)	(1,097)

Share of results of investment in associates	(183)	-	(183)	-

Other income, net	35	7,594	27	3,073
Profit before income tax	51,710	52,428	19,254	20,964

Income tax	(11,148)	(12,341)	(4,176)	(5,443)
Net income for the period	40,562	40,087	15,078	15,521

Other comprehensive income, net of income tax effects
Items that may be reclassified subsequently to profit and loss:
- Exchange differences on translating foreign operations	(958)	(1,322)	(799)	(199)
- Net change in fair value on financial assets measured at FVOCI	(372)	(7)	(399)	2
- Gains and losses on cash flow hedges	(234)	-	(667)	-
Total comprehensive income for the period	38,998	38,758	13,213	15,324

Net income attributable to:
Owners of the Company	40,562	40,168	15,078	15,585
Non-controlling interest	-	(81)	-	(64)
Net income for the period	40,562	40,087	15,078	15,521

Total comprehensive income for the period attributable to:
Owners of the Company	38,998	38,839	13,213	15,388
Non-controlling interest	-	(81)	-	(64)
Total comprehensive income for the period	38,998	38,758	13,213	15,324

Earnings per share
Basic	1.11	1.12	0.41	0.43
Diluted	1.08	1.09	0.40	0.42

Weighted average of outstanding shares (in thousands)
Basic	36,481	35,674	36,718	35,851
Diluted	37,595	36,624	37,831	36,802

Globant S.A.

Consolidated Statement of Financial Position

(In thousands of U.S. dollars, unaudited)

	September 30, 2019	December 31, 2018
ASSETS
Current assets
Cash and bank balances	57,105	77,606
Investments	2,349	8,635
Trade receivables	157,896	110,898
Other assets	10,171	-
Other receivables	14,822	15,341
Other financial assets	4,052	550
Total current assets	246,395	213,030

Non-current assets
Investments	602	527
Other assets	7,479	-
Other receivables	37,044	34,197
Deferred tax assets	21,823	16,916
Investment in associates	3,817	4,000
Other financial assets	595	345
Property and equipment	56,194	51,460
Intangible assets	12,677	11,778
Right-of-use asset	51,885	-
Goodwill	197,698	104,846
Total non-current assets	389,814	224,069
TOTAL ASSETS	636,209	437,099

LIABILITIES
Current liabilities
Trade payables	23,685	17,578
Payroll and social security taxes payable	63,823	58,535
Borrowings	30,759	-
Other financial liabilities	5,045	9,347
Lease liabilities	17,924	-
Tax liabilities	7,714	7,399
Other liabilities	296	44
Total current liabilities	149,246	92,903

Non-current liabilities
Trade payables	6,156	-
Borrowings	25,711	-
Other financial liabilities	2,522	3,418
Lease liabilities	35,747	-
Tax liabilities	257	-
Other liabilities	456	-
Provisions for contingencies	2,470	2,862
Total non-current liabilities	73,319	6,280
TOTAL LIABILITIES	222,565	99,183

Capital and reserves
Issued capital	44,175	43,158
Additional paid-in capital	147,244	109,559
Other reserves	(3,700)	(2,136)
Retained earnings	225,925	187,335
Total equity	413,644	337,916
TOTAL EQUITY AND LIABILITIES	636,209	437,099

Globant S.A.
Supplemental Non-IFRS Financial Information
(In thousands of U.S. dollars, unaudited)

	Nine months ended		Three months ended
	September 30, 2019	September 30, 2018	September 30, 2019	September 30, 2018
Reconciliation of adjusted gross profit
Gross Profit	184,356	147,415	66,287	53,215
Depreciation and amortization expense	4,981	3,055	2,061	1,052
Share-based compensation expense	3,667	3,153	1,214	1,200
Adjusted gross profit	193,004	153,623	69,562	55,467
Adjusted gross profit margin	40.6%	40.2%	40.6%	41.2%

Reconciliation of selling, general and administrative expenses
Selling, general and administrative expenses	(122,283)	(97,647)	(43,091)	(33,767)
Depreciation and amortization expense	12,512	11,883	3,985	4,404
Share-based compensation expense	10,371	6,338	3,537	2,135
Acquisition-related charges (a)	5,450	1,973	2,285	708
Adjusted selling, general and administrative expenses	(93,950)	(77,454)	(33,284)	(26,521)
Adjusted selling, general and administrative expenses as % of revenues	(19.8)%	(20.3)%	(19.4)%	(19.7)%

Reconciliation of Adjusted Profit from Operations
Profit from Operations	60,737	48,874	22,935	18,988
Share-based compensation expense	14,038	9,491	4,751	3,335
Acquisition-related charges (a)	6,064	2,540	2,530	891
Impairment of assets (b)	720	48	720	-
Adjusted Profit from Operations	81,559	60,953	30,936	23,214
Adjusted Profit from Operations margin	17.2%	15.9%	18.1%	17.3%

Reconciliation of Net income for the period
Net income for the period	40,562	40,087	15,078	15,521
Share-based compensation expense	14,038	9,491	4,751	3,335
Acquisition-related charges (a)	6,548	(4,636)	2,917	(2,051)
Impairment of assets (b)	720	48	720	-
Expenses related to secondary share offering (c)	-	251	-	17
Adjusted Net income	61,868	45,241	23,466	16,822
Adjusted Net income margin	13.0%	11.8%	13.7%	12.5%

Calculation of Adjusted Diluted EPS
Adjusted Net income	61,868	45,241	23,466	16,822
Diluted shares	37,595	36,624	37,831	36,802
Adjusted Diluted EPS	1.65	1.24	0.62	0.46

(a)	Acquisition-related charges include, when applicable, amortization of purchased intangible assets included in depreciation and amortization expense line on our consolidated statements of operations, external deal costs, acquisition-related retention bonuses, integration costs, changes in the fair value of contingent consideration liabilities, charges for impairment of acquired intangible assets and other acquisition-related costs. We cannot provide acquisition-related charges on a forward-looking basis without unreasonable effort as such charges may fluctuate based on the timing, size, and complexity of future acquisitions as well as other uncertainty inherent in mergers and acquisitions.

(b)	Impairment of assets include, when applicable, charges for impairment of intangible assets, charges for impairment of investments in associates and charges for impairment of tax credits, net of recoveries.

(c)	Expenses related to secondary share offering include expenses related to the secondary offering in the United States of our common shares held WPP Luxembourg Gamma Three S.àr.l. ("WPP").

Globant S.A.

Schedule of Supplemental Information (unaudited)

Metrics	Q3 2018	Q4 2018	Q1 2019	Q2 2019	Q3 2019
Total Employees	7,807	8,384	9,259	9,905	11,283
IT Professionals	7,285	7,821	8,609	9,215	10,462

North America Revenues %	77.5	77.4	73.7	75.2	77.1
Latin America and Others Revenues %	12.5	13.5	17.0	16.1	17.0
Europe Revenues %	10.0	9.1	9.3	8.7	5.9

USD Revenues %	85.1	85.6	83.3	88.7	86.3
Other Currencies Revenues %	14.9	14.4	16.7	11.3	13.7

Top Customer %	11.9	10.9	10.5	10.4	11.9
Top 5 Customers %	33.4	30.9	28.9	27.2	26.1
Top 10 Customers %	45.8	42.7	40.8	41.0	38.6

Customers Served (Last Twelve Months)	344	373	472	585	744
Customers with >$1M in Revenues (Last Twelve Months)	90	90	91	97	104

Investor Relations Contact:

Paula Conde & Amit Singh, Globant

investors@globant.com

+1 (877) 215-5230

Media Contact:

Wanda Weigert, Globant

pr@globant.com

+1 (877) 215-5230

Source: Globant